1. **Organization and Summary of Significant Accounting Policies**

    Nature of Business
    Cross Point Capital, LLC (the "Company") is a broker-dealer and is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey. It is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and has operating locations in New Jersey, North Carolina, and Texas.

    The Company assists in brokerage of private placements of securities and assists as a structuring and placement advisor in the securitization of pools of structured and/or asset or collateralization-based finance vehicles. The Company engages in riskless principal transactions. A riskless principal transaction is a transaction in which the Company receives an order to buy a security from a customer contemporaneously with an order to sell a security with a different customer. All terms and pricing of the riskless principal transactions are agreed to by all parties prior to the order being executed. The Company also provides full service financial consulting in various areas including auction rate broker dealer services and secondary market trading, and structuring or restructuring services. In addition, the Company serves as a middle market broker dealer who conducts municipal securities trading and sales.

    Accounting Basis
    The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

    Revenue Recognition
    Revenue from riskless principal transactions is calculated as a percentage of the gross proceeds. Revenue from these transactions is recognized on a trade-date basis. Consulting income is earned when the services are performed. Fee income from municipal security transactions is earned when the trades are executed. The Company recognizes revenue on service contracts ratably over applicable contract periods or as services are performed. Amounts billed and collected before services are performed are included in deferred revenue.

    Due from Clearing Firm
    The Company clears all of its brokerage transactions through a broker-dealer on a fully disclosed basis. Due from clearing firm amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organization as deemed necessary. Amounts due from clearing firm are considered fully collectible by management.

    Accounts Receivable
    Accounts receivable represents amounts due from consulting income and management fee income earned prior to the year end. The Company considers accounts receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2015.

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

    Income Taxes
    The Company is a limited liability company. Therefore, the income or loss is passed through to the members and no provision or liability for federal and state income taxes has been included in the financial statements for the Company. Each member is individually responsible for reporting income or loss, to the extent required by federal and state income tax laws and regulations, based upon its respective share of the company's income and expense as reported for income tax purposes.

    The Company has adopted the application of "*Accounting for Uncertainty in Income Taxes*". The

Company had no unrecognized tax benefits at December 31, 2015. In addition, the Company has no income tax related penalties or interest for the period.

The Company is required to file income tax returns in the U.S. federal jurisdiction and states in 2015.

2.   **Related Party Transactions**

The Company shared an office space and also some office personnel with an affiliate. In 2015, the Company incurred the following costs from this affiliate:

Salaries	$	59,196
Rent		1,000
Telephone expenses		4,294
Other		743
	$	65,233

As of December 31, 2015, the payable balance was $8,724.

In 2015 the representatives from another affiliate with common ownership performed trading services related to riskless principal transactions. Accordingly the Company compensated the representatives in the amount of $4,471,459. As of December 31, 2015, the payable balance was $421,849.

3.   **Concentrations of Credit Risk**

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

4.   **Commitment**

The Company has an obligation under an operating lease agreement for the following office space: North Carolina - expiring 2019, Texas – expiring 2017, and New Jersey – expiring 2016. Rental expense under these operating leases were $88,935 for the year ended December 31, 2015. The Company's future minimum lease commitments under operating lease agreements are as follows:

Year Ended

2016	$	58,970
2017		37,756
2018		36,509
2019		18,664
	$	151,899

5.   **Net Capital Requirement**

As a registered broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $452,428, which was $202,428 in excess of its required net capital of $250,000. The Company's net capital ratio was 2.77 to 1 at December 31, 2015.

6.   **Retirement Plan**

The Company has a defined contribution 401(k) plan. Employees who have attained age 18 and have completed 90 days of service are eligible to participate. The Company may make discretionary matching contributions based on employee contributions. The Company may also make discretionary profit sharing contributions based on employee classification according to the plan. The Company did not make any contributions for the year ended December 31, 2015.